CHOATE, HALL & STEWART LLP

William C. Rogers

(617) 248-5043

wrogers@choate.com

September 5, 2006

BY EDGAR AND FACSIMILE: (202-772-9204)

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Kurt Murao

RE:	Nevada Power Company

Registration Statement on Form S-4

Filed June 7, 2006

File No. 333-134801 (the “NPC Registration Statement”)

As amended by Amendment No. 1 to Registration Statement on Form S-4

Filed September 6, 2006 (“NPC Amendment No. 1”)

Sierra Pacific Power Company

Registration Statement on Form S-4

Filed June 7, 2006

File No. 333-134802 (the “SPPC Registration Statement”, and together with the

NPC Registration Statement, the “Registration Statements”)

As amended by Amendment No. 1 to Registration Statement on Form S-4

Filed September 6, 2006 (“SPPC Amendment No. 1”)

Form 10-K for the fiscal year ended December 31, 2005

Filed March 6, 2006 (the “Annual Reports”)

Form 10-Q for the fiscal quarter ended March 31, 2006

Filed May 8, 2006 (the “Quarterly Reports”)

File Nos. 1-08788, 2-28348 and 0-00508

Ladies and Gentlemen:

On behalf of our clients, Nevada Power Company (“NPC”), Sierra Pacific Power Company (“SPPC”) and Sierra Pacific Resources (“SPR”, and together with NPC and SPPC, the “Companies”), we are submitting this letter in response to your comment letter dated June 22, 2006 (the “Comment Letter”) with respect to (i) the Registration Statements and (ii) the combined Annual Reports and Quarterly Reports of SPR, NPC and SPPC. The Registration Statements relate to the obligations of NPC and SPPC under various

Securities and Exchange Commission

September 5, 2006

registration rights agreements to offer to exchange notes that have not been registered under the Securities Act of 1933 for notes that have been registered under the Securities Act of 1933.

The following sets forth the Companies’ responses to the comments included in the Comment Letter relating to the Registration Statements, the combined Annual Reports and the combined Quarterly Reports. For ease of reference, your comments are set forth below in bold, followed by the Companies’ responses.

Registration Statements on Form S-4

1.	Please disclose the full undertakings in Item 512(a) of Regulation S-K, as applicable. See SEC Release 33-8591 (July 19, 2005) and Securities Offering Reform Transition Questions and Answers located on our website at www.sec.gov.

In response to the Staff’s comment, NPC and SPPC have revised the undertakings accordingly. Please see page II-2 of NPC Amendment No. 1 and page II-2 of SPPC Amendment No. 1.

2.	Please revise your prospectuses to incorporate by reference all reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of the fiscal year covered by your most recently filed annual report. See Items 11(a)(2) and 13(a)(2) of Form S-4.

In response to the Staff’s comment, NPC and SPPC have revised the prospectuses accordingly. Please see page 69 of NPC Amendment No. 1 and page 65 of SPPC Amendment No. 1.

Form 10-K for Fiscal Year Ended December 31, 2005

Controls and Procedures, page 186

3.

We note your disclosure that your principal executive officers and principal financial officers concluded that your disclosure controls and procedures are effective “[t]o ensure that material information related to the registrants’ and their consolidated subsidiaries is recorded, processed, summarized and reported within the time period specified by the SEC’s rules and forms . . . ..” As you have included a portion of the definition of disclosure controls and procedures with your effectiveness conclusion, you must include the entire and accurate definition. Please confirm that in future filings, you will revise to disclose, if true, that your disclosure controls and procedures are effective to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms and to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions,

Securities and Exchange Commission

September 5, 2006

as appropriate to allow timely decisions regarding required disclosure. In the alternative, please confirm that in future filings, you will merely refer to the appropriate rule for the definition of disclosure controls and procedures, as you have done in your Form 10-Q for fiscal quarter ended March 31, 2006. See Exchange Act Rule 13a-15(e).

In response to the Staff’s comment, the Companies confirm that future filings will refer to the appropriate rule for the definition of disclosure controls and procedures. Please see page 58 of the Companies’ Form 10-Q for the fiscal quarter ended June 30, 2006.

4.	We note that you have disclosed “None,” under “Changes in Internal Controls” on page 188. Please consider, in future filings, revising your disclosure to more clearly indicate, if true, that there were no changes in your internal control over financial reporting in the last fiscal quarter that have materially affected, or are reasonably likely to affect, your internal control over financial reporting, as you have done in your Form 10-Q for fiscal quarter ended March 31, 2006. Please also consider, in future filings, revising your disclosure to more clearly indicate, if true, that your disclosure applies to all three registrants, as you have done in Item 4(a) of your Form 10-Q for fiscal quarter ended March 31, 2006.

In response to the Staff’s comment, the Companies have revised their disclosure accordingly and will continue to do so in future filings. Please see page 58 of the Companies’ Form 10-Q for the fiscal quarter ended June 30, 2006.

Exhibits 31.1 and 31.2

5.	We note that you have filed and furnished, respectively, one set of 302 and 906 certifications for all three registrants. Please note that Separate 302 and 906 certifications should be filed and furnished, respectively, for each registrant. Accordingly, please confirm that in future filings, you will file and furnish, respectively, separate 302 and 906 certifications for each of the registrants. Further, please also confirm that in future filings, you will use the exact wording of the certification provided in Item 601(b)(31) of Regulation S-K, as required. In this regard, we note that in exhibit 31.1, you replaced “The registrant’s other certifying officer(s)” with “chief financial officer.” We further note that you use similar language in your 302 certifications filed with your Form 10-Q for fiscal quarter ended March 31, 2006.

In response to the Staff’s comment, the Companies have revised their disclosure accordingly and will continue to do so in future filings. Please see Exhibits 31.1, 31.2, 32.1 and 32.2 to the Companies’ Form 10-Q for the fiscal quarter ended June 30, 2006.

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Securities and Exchange Commission

September 5, 2006

Please direct any general questions or comments concerning this letter, and any requests for additional information, to the undersigned at (617) 248-5043, Andrew J. Hickey at (617) 248-5267, or Eunice Kim Chapon at (617) 248-5256.

Sincerely,

/s/ William C. Rogers

William C. Rogers

cc:	Michael W. Yackira

William D. Rogers

James A. McDaniel, Esq.

Andrew J. Hickey, Esq.

Eunice Kim Chapon, Esq.